UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One)	[X] Form 10-K [ ] Form 20-F [ ] Form 11-K [ ] Form 10-Q [ ] Form 10-D [ ] Form N-CEN [ ] Form N-CSR

For Period Ended: December 31, 2019

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

FaceBank Group, Inc.

(Full Name of Registrant)

Pulse Evolution Group, Inc.

(Former Name if Applicable)

1115 Broadway, 12th Floor

(Address of Principal Executive Office (Street and Number))

New York, NY 10010

(City, State and Zip Code)

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
[X]	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

FaceBank Group, Inc., a Florida corporation (the “Company” or “FaceBank”), has determined that it is unable, without unreasonable effort or expense, to file its Annual Report on Form 10-K for the period ended December 31, 2019 (the “Form 10-K”) within the prescribed time period.

The headquarters and finance operations of one of our principal operating subsidiaries are located in France. Local health authorities in France have enacted stringent restrictions designed to minimize risk to exposure to COVID-19 that have resulted in the mandatory confinement of people to their homes, subject to limited exceptions. These restrictions have prevented our personnel and auditors from accessing the offices of our subsidiary in France, have slowed the work required to complete our financial statements for the year ended December 31, 2019 to be included in our Form 10-K and have thereby prevented us from timely filing our Annual Report on Form 10-K for the year ended December 31, 2019.

The Company intends to file as soon as practicable the Form 10-K.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

John Textor	212	537-5775
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes [X] No [ ]

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes [ ] No [X]

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

FaceBank Group, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date May 15, 2020	By	/s/ John Textor
	Name:	John Textor
	Title:	Head of Studio

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).